

November 6, 2013

Via E-mail
Vladimir Shekhtman
President and Chief Executive Officer
Arkadia International
5348 Vegas Drive, #1107
Las Vegas, NV 89108

>   **Re: Arkadia International**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed October 28, 2013**
>   **File No. 333-190067**

Dear Mr. Shekhtman:

We have reviewed your responses to the comments in our letter dated October 18, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. Please provide a currently dated consent from the independent registered public accounting firm.

Management's Discussion and Analysis of Financial Condition, page 21

General discussion, page 21

2. We note your response to our prior comment 11 and reissue. The disclosure contained in the first paragraph does not appear consistent with the remainder of the prospectus regarding your focus on automobiles and auto industry equipment. In this regard, we note the references to building and decoration materials, paints, polymers, plastics, tools, electrical equipment and appliances. Please reconcile and clarify throughout the prospectus, if necessary, such as in your summary section. To the extent you discuss additional business plans, such as expanding the scope of the items you plan to export and sell, please balance the disclosure with the steps you need to implement to be able to do that, including timeframes and any need for additional financing. Additionally, we note that the first and second paragraphs appear to be identical. Please revise to remove repetitive disclosure.

Notes to Financial Statements

Note 1 – Description of Business, page F-6

3. We note your response to our prior comment 13. However, we reissue our prior comment. You state on page F-6, and again on page F-13, that recorded revenues were generated from customers' payments and from commissions earned through contracted services. This suggests that you have recorded revenues on a gross basis with respect to the sale of cars and also recorded revenues on a net basis with respect to commissions earned. This notion is further supported by your disclosure on page 6, which states that 3 customers bought cars from you and use your services to ship their cargo. Please clarify on pages F-6 and F-13 whether or not your revenue includes:
    - Any amounts related to the sale of cars, or
    - Commissions earned, or
    - Both of the above.

Note 2 – Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

4. We note your response to our prior comment 14. However, your revenue recognition policy continues to reiterate the overall revenue recognition requirements under U.S. GAAP. Please tell us in detail, and revise your disclosure in Note 2 to your interim and audited financial statements, to discuss how your current revenue recognition methodology complies with the Principal-Agent Considerations discussed in ASC Topic 605-45. In particular, tell us and disclose how you considered this literature in determining whether to report revenue gross as a principal or net as an agent for any amounts related to the sale of cars and/or commissions earned, as applicable.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Thomas E. Puzzo, Esq.